Exhibit 99.1

DRAGONWAVE ANNOUNCES RECORD RESULTS FOR THIRD QUARTER FISCAL 2010

Revenue Outlook for Fiscal Year 2010 Increased to $170 Million

OTTAWA, Canada, January 7, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced record financial results for the third quarter of fiscal year 2010, ended November 30, 2009.  All figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars.

This press release contains statements, including statements regarding our revenue expectations for our 2010 fiscal year, that constitute forward-looking statements or forward-looking information.  Readers are cautioned that such statements are based on DragonWave’s current views and actual outcomes are not certain. For more information, see the note on forward-looking statements below.

Revenue for the third quarter of fiscal 2010 increased 421% to $55.8 million, compared with $10.7 in the third quarter of fiscal 2009.  Revenue from customers within North America increased to $52.7 million, compared with $6.4 million in the third quarter of the prior fiscal year.

Net income doubled to $12.6 million or $0.37 per diluted share for the third quarter of fiscal 2010, compared with $6.3 million or $0.21 per diluted share in the second quarter of 2010.  Gross margin for the third quarter increased to 43%, from 42% in the prior quarter of fiscal 2010, while operating margin increased to 23%, from 18% in the prior quarter.

“DragonWave delivered solid results again this quarter,” said DragonWave President and CEO Peter Allen.  “The Company continues to scale the business to meet expanding worldwide demand for our market-leading packet microwave solutions.”

Third Quarter Fiscal Year 2010 Performance Summary

•                  Revenue: $55.8 million, up 421% versus Q3 FY09 and 57% versus Q2 FY2010

•                  Gross margin: 43%, versus 35% in Q3 FY09 and 42% in Q2 FY2010

•                  Operating margin: 23%, versus 18% in Q2 FY2010

•                  Net income: $12.6 million, versus $ 6.3 million in Q2 FY2010

•                  Diluted EPS: $0.37, versus $0.21 in Q2 FY2010

•                  Total cash generated from operations: $12.2 million

•                  DSO performance: 39 days, based on ending balance

•                  Ending cash, cash equivalents and short-term investments: $104.0 million

•                  A single North American customer accounted for 82% of total fiscal third quarter revenue, and was the only greater-than-10% contributor in the quarter

•                  Shipped product to 13 new customers in Q3 FY10, bringing year-to-date total to 32 new customers

Revenue for the first nine months of fiscal year 2010 was $107.3 million, an increase of 235% compared with $32.0 million for the same period of the prior fiscal year.  Net income for the first nine months of fiscal 2010 was $16.0 million or $0.51 per diluted share, compared with a net loss of $3.8 million or $0.13 loss per diluted share for the same nine-month period of the prior fiscal year.

Revenue Outlook for Full-Year FY2010

Based on continuing strength of the DragonWave business, the Company expects revenue of approximately $170 million in fiscal year 2010.

Conference Call Details:

The DragonWave management team will discuss the results on a conference call at 8:30 a.m. Eastern Time tomorrow, January 8, 2010.  Presentation slides and a webcast link will be available at the Investor Relations section of the DragonWave website at: http://www.dragonwaveinc.com/irevents.asp

Conference call dial-in numbers:

•	Local call:	613-212-0152
•	Toll free North America:	1-888-205-4499
•	Toll free United Kingdom:	00-800-8358-7000
•	Participant Pass Code:	34594#

A replay of the call will be available in the Investor Relations section of the DragonWave website at www.dragonwaveinc.com.

To review Management’s Discussion and Analysis for the quarter, please go to www.sedar.com.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of revenue for the 2010 fiscal year provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include:

•                  DragonWave’s expectations regarding the scale of future network deployment plans by its existing customers;

•                  DragonWave’s expectations regarding the volume of anticipated order activity;

•                  The timing of network deployments by DragonWave’s existing customers occurring within currently anticipated schedules; and

•                  The capacity of DragonWave’s supply chain to scale to fulfil demand.

Readers are cautioned not to place undue reliance on such statements.

These statements are provided to enable external stakeholders to understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes.

Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.  Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

•                  DragonWave relies on a small number of customers for a large percentage of its revenue.

•                  DragonWave’s growth is dependent on the development and growth of the market for high-capacity wireless communications services.

•                  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

•                  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

•                  DragonWave’s success depends on its ability to develop new products and enhance existing products.

•                  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

•                  DragonWave’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

•                  DragonWave has a lengthy and variable sales cycle.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law.

For further information, please contact:

John Lawlor

Vice President, Investor Relations,

DragonWave Inc.

613-599-9991 Extension 2252

john.lawlor@dragonwaveinc.com

CONSOLIDATED STATEMENTS OF OPERATIONS,

COMPREHENSIVE INCOME AND DEFICIT

Expressed in Canadian $000’s except share and per share amounts unaudited

	Three months ended		Nine months ended
	November 30		November 30
	2009	2008	2009	2008

REVENUE	55,819	10,704	107,278	32,001
Cost of sales	31,865	7,000	62,890	20,289
Gross profit	23,954	3,704	44,388	11,712

EXPENSES
Research and development	4,530	2,427	11,098	8,152
Selling and marketing	4,455	2,789	10,561	8,196
General and administrative	2,255	765	5,305	3,028
Investment tax credits	(60)	18	(180)	(82)
Restructuring charges	—	484	—	484
	11,180	6,483	26,784	19,778
Income (Loss) from operations	12,774	(2,779)	17,604	(8,066)

Interest income	20	177	64	610
Interest expense	(6)	(7)	(28)	(25)
Gain on sale of property and equipment	244	—	279	—
Foreign exchange gain (loss)	(146)	2,399	(1,762)	3,664
Income (Loss) before income taxes	12,886	(210)	16,157	(3,817)

Income tax expense	(205)	(11)	(414)	(22)
Future income tax expense	(79)	—	(79)	—
Future income tax recovery	—	—	346	—
Net and Comprehensive Income (Loss)	12,602	(221)	16,010	(3,839)

Deficit, beginning of period	(74,452)	(75,489)	(77,860)	(71,871)
Deficit, end of period	(61,850)	(75,710)	(61,850)	(75,710)

Income (Loss) per share
Basic	0.39	(0.01)	0.54	(0.13)
Diluted	0.37	(0.01)	0.51	(0.13)

Weighted Average Shares Outstanding
Basic	32,604,077	28,555,716	29,911,913	28,530,688
Diluted	34,085,934	28,555,716	31,229,492	28,530,688

CONSOLIDATED BALANCE SHEETS

Expressed in Canadian $000’s

unaudited

	As at	As at
	November 30,	February 28,
	2009	2009

Assets
Current Assets
Cash and cash equivalents	90,521	8,504
Short term investments	13,482	14,994
Accounts receivable	30,542	10,523
Other receivables	2,247	720
Inventory	15,567	14,238
Prepaid expenses	695	173
Future income tax asset	169	—
	153,223	49,152
Long Term Assets
Property and equipment	6,311	2,676
Future income tax asset	98	—
	6,409	2,676

Total Assets	159,632	51,828

Liabilities
Current Liabilities
Line of credit	—	641
Accounts payable and accrued liabilities	26,717	5,640
Taxes payable	451	37
Deferred revenue	1,736	2,215
	28,904	8,533

Commitments

Shareholders’ equity
Capital stock	190,590	119,925
Contributed surplus	1,988	1,230
Deficit	(61,850)	(77,860)
	130,728	43,295

Total Liabilities and Shareholders’ Equity	159,632	51,828

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian $000’s

unaudited

	Three months ended		Nine months ended
	November 30		November 30
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net Income (loss)	12,602	(221)	16,010	(3,839)
Items not affecting cash
Depreciation	447	287	1,086	782
Stock-based compensation	230	159	774	462
Warrant expense	—	—	—	2
Unrealized foreign exchange (gain) loss	(668)	(1,121)	723	(1,185)
Gain on sale of property, plan & equipment	(244)	—	(279)	—
Benefit on recognition of future income tax asset	78	—	(268)	—
Accrued interest on fair value of short-term investments	—	(78)	—	72
	12,445	(974)	18,046	(3,706)

Changes in non-cash working capital items	2,152	(2,625)	(2,106)	(5,075)
	14,597	(3,599)	15,940	(8,781)

Investing Activities
Acquisition of property and equipment	(2,628)	(136)	(4,721)	(806)
(Investment) Maturity of short-term investments	(13,482)	(14,836)	1,512	16,922
	(16,110)	(14,972)	(3,209)	16,116

Financing Activities
Change in line of credit	(587)	55	(641)	81
Exercise of warrants	—	—	—	150
Issuance of common share net of issuance costs	70,604	4	70,650	4
	70,017	59	70,009	235

Effect of foreign exchange on cash and cash equivalents	668	1,121	(723)	1,185

Net increase in cash and cash equivalents	69,172	(17,391)	82,017	8,755

Cash and cash equivalents at beginning of period	21,349	27,697	8,504	1,551

Cash and cash equivalents at end of period	90,521	10,306	90,521	10,306